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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                 FORM 10-C
              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                        INTERDEALER QUOTATION SYSTEM
                FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                            OR 15d-17 THEREUNDER

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                     ACCENT SOFTWARE INTERNATIONAL LTD
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               (Exact name of issuer as specified in charter)

             28 Pierre Koenig Street, Jerusalem 915300, Israel
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                  (Address of principal executive offices)

 Issuer's telephone number, including area code:      972-2-679-3723


                 I. CHANGE IN NUMBER OF SHARES OUTSTANDING

 Indicate any change (increase or decrease) of five percent or more in number of shares outstanding:

 1.   Title of Security:     Ordinary Shares
 2.   Number of shares outstanding before the change: 9,816,061
 3.   Number of shares outstanding after the change:  11,616,061
 4.   Effective date of change:                       November 21, 1996
 5.   Method of change:   Specify method (such as merger, acquisition,
          exchange, distribution, stock split, reverse split, acquisition
          of stock for treasury, etc.)     PUBLIC OFFERING

 Give brief description of transaction:

 Public Offering of 1,800,000 Units each consisting of one Ordinary Share and one redeemable warrant to purchase an Ordinary Share


                        II. CHANGE IN NAME OF ISSUER

 1.   Name prior to change:
 2.   Name after change:
 3. Effective date of charter amendment changing name:
 4. Date of shareholder approval of change, if required:

                                     /s/ Robert S. Rosenschein
      November 27, 1996         President and Chief Executive Officer
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            Date                    (Officer's signature and title)


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